May 5, 2016

VIA EDGAR AND EMAIL

Mara Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:	DTE Energy Company Registration Statement on Form S-4 File No. 333-210956

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DTE Energy Company (the “Registrant”), respectfully requests acceleration of effectiveness of the above-captioned Registration Statement so that it may become effective on May 9, 2016 at 5:00 p.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Daniel Richards at (313) 235-7717. Thank you for your continued assistance.

Very truly yours,

/s/ Timothy E. Kraepel

Director-Legal (Securities, Finance & Governance)